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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2005



                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X   Form 40-F
               ---            ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X
         ---     ---


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-       )
                                                 -------

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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's press release with respect to its placing of H shares.

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(PETROCHINA PRESS RELEASE LETTERHEAD)

August 31, 2005
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PLACING OF H SHARES

PetroChina Company Limited (SEHK stock code: 0857; NYSE: PTR) announces that, following a request made by the Company to The Stock Exchange of Hong Kong Limited, trading in H shares has been suspended with effect from 9:30 a.m. on 31 August 2005. The Company will be issuing a formal announcement regarding a possible placing of H shares under the general mandate granted to the Board of Directors at the annual general meeting of the Company on 26 May 2005 to issue up to 20% of the aggregate nominal amount of the Company's H shares in issue on that date, being not exceeding 3,516,483,600 H shares.

The details of the intended stabilization and how it will be regulated under the Hong Kong Securities and Futures Ordinance will be contained in the press announcement to be issued regarding the placing.

The securities to be offered in this placing of H shares have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.



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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             PetroChina Company Limited



Dated: August 31, 2005                       By: /s/ Li Huaiqi
                                                 -------------------------------
                                             Name:  Li Huaiqi
                                             Title: Company Secretary